SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

13 May 2008

LLOYDS TSB GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1         Regulatory News Service Announcement, dated 13 May 2008
                   re: Director/PDMR Shareholding

Secretary’s Department
Direct line: 020-7356 2108
                                                                                             25 Gresham Street
Network: 7-400 2108
                                                                                             London
Switchboard: 020-7626 1500
                                                                                             EC2V 7HN
Facsimile: 020-7356 1038

Network Fax: 7-400 1038

email:
mike.hatcher@lloydstsb.co.uk

The London Stock Exchange

RNS
10 Paternoster Square
London EC4M 7LS                                                                                                     13th May, 2008

Dear Sirs

Lloyds TSB Group plc

Not ification of transaction by person disch arging managerial responsibilities

On 8th May, 2008, 61 ordinary shares of 25p each in Lloyds TSB Group plc were purchased by Lloyds Bank (PEP Nominees) Limited for Mr. Ewan Brown's corporate PEP at 447p per share. 62 shares were similarly purchased for Mrs. Brown's corporate PEP.

This relates to a transaction notified to Lloyds TSB Group plc today by the director and is made to comply with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The director notified the company as soon as he received the relevant details from Lloyds Bank (PEP Nominees) Limited. The transactions took place in the UK and the shares are listed on the London Stock Exchange.

Yours faithfully,

M.R. Hatcher
Deputy Secretary

Lloyds TSB Group plc is registered in Scotland no. 95000

Registered Office: Henry Duncan House, 120 George Street, Edinburgh EH2 4LH.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS TSB GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:     13 May 2008